3/7/02

3-7-02

SECURITIES AND EXCHANGE COMMISSION

02019038

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SEC FILE NUMBER
8- 17883

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXA Advisors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York, (City) New York (State) 10104 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 WASH, D.C. 354 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark D. Godofsky (212) 314-4769
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) New York (State) 10036 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 6 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/02

OATH OR AFFIRMATION

I, Mark Godofsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Advisors, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Mark Godofsky
Signature

Vice President and Controller
Title

Karen George
Notary Public

KAREN GEORGE
Notary Public, State of New York
No. 01GE5062537
Qualified in Queens County
Commission Expires July 1, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Board of Directors and Member of
AXA Advisors, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's capital and cash flows present fairly, in all material respects, the financial position of AXA Advisors, LLC (the "Company") at December 31, 2001, and the results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 15, 2002

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 20,508,925
Cash in special account for the exclusive benefit of customers	4,691,124
Receivable from customers	740,126
Receivable from affiliates	4,498,250
Receivable from sponsors and broker-dealers	1,783,475
Data processing equipment (at cost less accumulated depreciation of $150,010)	18,620
Securities owned at market value	635,700
Prepaid expenses and other assets	60,780
Total assets	$ 32,937,000
Liabilities and Member's Capital	
Liabilities	
Payable to affiliates	$ 2,142,351
Payable to sponsors and broker-dealers	4,827,043
Payable for concessions, commissions and fees	3,025,918
Securities sold, not yet purchased	6,274
Deferred income and other liabilities	2,835,684
Total liabilities	12,837,270
Member's Capital	
Member's capital	53,205,000
Accumulated deficit	(33,105,270)
Total member's capital	20,099,730
Total liabilities and member's capital	$ 32,937,000

The accompanying notes are an integral part of these financial statements.

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Statement of Operations
For the Year Ended December 31, 2001

Revenues	
Commissions, concessions and fees	$ 347,839,040
Investment products expense reimbursement and distribution fees	19,036,777
Investment income	833,669
Other	2,692,865
Total revenues	370,402,351
Expenses	
Commissions, overrides and fees	302,127,793
Clerical and personnel service charges	89,096,061
Investment products and distribution expense	19,036,777
Other	544,320
Total expenses	410,804,951
Loss before income tax benefit	(40,402,600)
Income tax benefit	14,140,910
Net loss	$ (26,261,690)

The accompanying notes are an integral part of these financial statements.

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Statement of Changes in Member's Capital
For the Year Ended December 31, 2001

	Member's Capital	Accumulated Deficit	Total Member's Capital
Balances at January 1, 2001	$ 38,205,000	$ (6,843,580)	$ 31,361,420
Capital contributions	15,000,000	-	15,000,000
Net loss	-	(26,261,690)	(26,261,690)
Balances at December 31, 2001	$ 53,205,000	$ (33,105,270)	$ 20,099,730

The accompanying notes are an integral part of these financial statements.

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2001

Cash flows from operating activities	
Net loss	$ (26,261,690)
Adjustments to reconcile net loss to net cash used by operating activities	
Depreciation	24,341
(Increase) decrease in operating assets	
Cash in special account for the exclusive benefit of customers	(645,802)
Receivable from customers	65,344
Receivable from affiliates	4,504,980
Receivable from sponsors and broker-dealers	1,438,628
Securities owned at market value	234,334
Prepaid expenses and other assets	79,288
Increase (decrease) in operating liabilities	
Payable to affiliates	720,434
Payable to sponsors and broker-dealers	(74,596)
Payable for concessions, commissions and fees	(876,911)
Securities sold, not yet purchased	(15,897)
Deferred income and other liabilities	1,861,372
Net cash used by operating activities	(18,946,175)
Cash flows from financing activities	
Increase in contributed capital	15,000,000
Cash provided by financing activities	15,000,000
Net decrease in cash and cash equivalents	(3,946,175)
Cash and cash equivalents at January 1, 2001	24,455,100
Cash and cash equivalents at December 31, 2001	$ 20,508,925
Supplemental disclosure of cash flow information:	
Income tax payments	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization

AXA Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of AXA Distribution Holding Corporation ("Holding"), whose parent is AXA Financial, Inc. ("AXF").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is also a registered investment advisor under the Investment Advisors Act of 1940. Its principal businesses are the distribution of shares of investment products, primarily mutual funds offered by affiliates and third parties, as well as the sale of brokerage products and variable life insurance and annuity contracts issued by the Equitable Life Assurance Society of the United States ("Equitable Life"), a wholly owned subsidiary of AXF. The Company focuses on the development and management of retail customers with an increasing emphasis on advice and financial planning. The Company offers an asset management account with a variety of related services and money management products such as asset allocation programs and wrap-fee accounts. Retail distribution of products and services is accomplished by financial professionals registered with the Company and AXA Network, an affiliate.

Holding intends to make additional capital contributions, as necessary, to fund operating losses to ensure the Company has sufficient operating resources.

2. Summary of Significant Accounting Policies

Securities transactions and related commission revenues and expenses and receivables and payables are recorded on a trade date basis. Securities transactions executed but not yet due for settlement as of December 31, 2001 are reflected in the Statement of Financial Condition and were subsequently settled after December 31, 2001.

Securities owned and securities sold, not yet purchased are reported in the Statement of Financial Condition at market value based upon quoted prices.

Short-term investments with original maturities of thirty-one days or less, as well as an investment in a money market fund are considered cash equivalents. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2001 include commercial paper of $9,989,272 and an investment in an affiliated company's money market fund of $6,940,424. Interest income is accrued as earned.

Depreciation of data processing equipment is provided over estimated useful lives of up to five years using the straight-line method.

Deferred income is comprised of monies received from clients for the production of financial plans not yet completed. Revenue is recognized when the plan is completed and delivered to the client.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had net capital of $13,023,323 which exceeded required net capital of $533,597 by $12,489,726 and the Company's ratio of aggregate indebtedness to net capital was 0.61 to 1.

4. Transactions with Affiliates

The Company receives concessions and fees for the sale of mutual funds offered by its affiliate, Alliance Capital Management Corporation. Concessions and other revenues of $23,132,118 were earned on transactions with this affiliate in 2001.

In addition, the Company earned revenues of $265,587,558 from affiliates which were simultaneously paid out to agents or reimbursed to the affiliates for administrative services. Equal amounts of revenue and expense are included in the Statement of Operations.

Pursuant to an Agreement for Cooperative and Joint Use of Personnel, Property and Services, Equitable Life provides the Company with personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2001, the Company incurred expenses of $89,096,061 for the cost of providing such services. Also during 2001, the Company earned $325,380 for providing distribution services to Equitable Life.

5. Capital Contributions

During 2001, capital contributions were made by Holding to the Company of $5,000,000 on September 25 and $10,000,000 on December 27, 2001.

6. Taxes

The Company is treated as a division of Holding for Federal and most State income tax purposes, not as a separate taxable entity. Tax sharing arrangements between the Company and Holding provide that the amount the Company will be reimbursed by Holding for its share of Federal and State income taxes is calculated as though the Company was filing separate Federal and State income tax returns. Under the Federal income tax sharing agreement, the Company is reimbursed for the use of its separate company losses or tax credits for the years in which they are incurred, while it is reimbursed for the use of such items under the State agreement in the years they actually reduce the consolidated State income tax liability of Holding.

During 2001, the Company has been reimbursed for federal income tax benefits of $18,198,600 of which $6,302,700 was accrued at December 31, 2000.

The Statement of Financial Condition includes a $2,245,010 income tax receivable classified within Receivable from affiliates. The expected federal income tax benefit equals the statutory tax rate of 35%.

The Company has State and Local deferred tax assets of approximately $5,400,000 arising from net operating losses for which a full valuation reserve has been taken. The Company has determined that it is more likely than not that the deferred tax asset will not be realized.

7. Off-Balance Sheet Risk

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction.

The Company is subject to credit risk to the extent the sponsors and the clearing broker may be unable to repay the amounts owed.

The Company holds certain short positions which will obligate it to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001 at the market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

8. Contingencies

The Company is involved in various legal actions and proceedings in connection with their business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's financial position or results of operations.

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Computation of Net Capital Under Rule 15c3-1
December 31, 2001 **Schedule I**

Net Capital		
Total member's capital		$ 20,099,730
Nonallowable assets		
Receivable from affiliates		(4,416,410)
Receivable from sponsors and brokers-dealers		(1,714,005)
Data processing equipment - net		(18,620)
Prepaid expenses and other assets		(40,897)
Other deduction		
Fidelity bond excess deductible		(85,968)
Total		(6,275,900)
Net capital before haircuts on securities positions		13,823,830
Haircuts on securities positions		(800,507)
Net capital		$ 13,023,323
Computation of basic net capital requirement		
Aggregate indebtedness		
Total liabilities	$ 12,837,270	
Less payable to sponsors	(4,827,043)	
Less securities sold, not yet purchased	(6,274)	$ 8,003,953
Minimum capital required (the greater of $100,000 or 6-2/3% of aggregate indebtedness)		$ 533,597
Capital in excess of minimum requirements		$ 12,489,726
Ratio of aggregate indebtedness to net capital		0.61 to 1

No material differences exist between the above computations and the computations included in the Company's unaudited FOCUS Report as of December 31, 2001.

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2001 **Schedule II**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(2)(i) and (k)(2)(ii) of that Rule.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Accounting Control Pursuant to SEC Rule 17a-5

To the Board of Directors and Member of
AXA Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of AXA Advisors, LLC (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures referred to in the preceding paragraph can be expected to achieve the

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 15, 2002